Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prudential Investment Portfolios, Inc. 14:

We consent to the use of our reports, dated April 17, 2017 and April 18, 2017, with respect to the financial statements and financial highlights of Prudential Floating Rate Income Fund and Prudential Government Income Fund, respectively, the two series constituting Prudential Investment Portfolios, Inc. 14, as of February 28, 2017, and for the respective years or periods presented therein, incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

April 26, 2017